AMENDMENT NO. 4 TO SILVER AGREEMENT

          Agreement made as of March 31, 2010 between Silver Wheaton Corp. ("Silver Wheaton"), Elsa Reclamation & Development Company ("ERDC"), Alexco Keno Hill Mining Corp (formerly named Alexco Resource Canada Corp.) ("ARCC") and Alexco Resource Corp. ("Alexco").

          This agreement amends the Silver Purchase Agreement dated as of October 2, 2008, between Silver Wheaton, ERDC, ARCC and Alexco, as amended prior to the date hereof (the "Existing Silver Purchase Agreement").

          For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.      Definitions

          In this agreement capitalized terms used but not otherwise defined herein have the meanings given to them under the Existing Silver Purchase Agreement, as amended hereby.

2.      Amendments

          The Existing Silver Purchase Agreement is hereby amended effective the date hereof by:

(a)	Section 3. Deposit

(i)

deleting "on or before March 31, 2010" in the third-to-last line of Section 3(d) (originally reading “on or before December 31, 2009” prior to Amendment No 3 to Silver Agreement) and inserting "on or before May 31, 2010" in place thereof; and

(b)	Section 20. Events of Default and Remedies

(i) deleting "by March 31, 2009" at the end of Section 20(a)(xiii) (originally reading “by December 31, 2009” prior to Amendment No 3 to Silver Agreement) and inserting "by May 31, 2010" in place thereof.

3.      No Other Amendments

          Except as otherwise expressly provided herein, the Existing Silver Purchase Agreement shall continue in full force and effect, unamended.

4.      Successors, Assigns and Governing Law

          This agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties under the Existing Silver Purchase Agreement, as amended hereby, and shall be governed by and construed in accordance with the laws of British Columbia.

5.      Execution in Counterpart

          This agreement may be executed and delivered in any combination of original and faxed signed counterparts, all of which taken together shall constitute one and the same original agreement, effective the date hereof.

ELSA RECLAMATION &
	ALEXCO RESOURCE CORP.		DEVELOPMENT COMPANY LTD.

By	Signed	By	Signed
	Authorized Signing Officer		Authorized Signing Officer

ALEXCO KENO HILL MINING
	SILVER WHEATON CORP.		CORP.

By	Signed	By	Signed
	Authorized Signing Officer		Authorized Signing Officer